

MCAP LLC

Statement of Financial Condition

December 31, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67217

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MCAP LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Park Avenue - Suite 2201
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gregory V. Mullen	(212) 607-8183	gmullen@mcapmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory V. Mullen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MCAP LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRANDON D KLINGER-MORALES
Notary Public
State of New Jersey
My Commission Expires Sept. 25, 2028
I.D.# 50214340

Signature: Gregory V. Mullen

Title: Chief Financial Officer

NJ Notary public: [signature]

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member and Those Charged with Governance of
MCAP LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MCAP LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2024.
Whippany, New Jersey

March 26, 2026

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK


MCAP LLC
Statement of Financial Condition
December 31, 2025


<u>Assets</u>

Cash, Cash Equivalents, and Restricted Cash (including $1,500,000 of restricted Security Deposits)	$	23,854,009
Due from Clearing Organization		66,571
Securities Sold Not Yet Settled (net)		689,143
Securities Owned and Marketable Instruments, at Fair Value		824,654,315
Right of Use Asset		4,705,059
Accounts Receivable		1,351,346
Prepaid Expenses and Other Assets		378,005
Accounts Receivable - Related Parties		483,873
Property, equipment and improvements (net of accumulated depreciation and amortization of $637,209)		249,940
Total Assets	$	856,432,261

<u>Liabilities and Member's Equity</u>

Liabilities:

Securities Sold Short, at Fair Value	$	716,305,453
Accounts payable and accrued expenses		13,125,186
Due to Clearing Organization		84,955,328
Lease Liability		5,149,804
Total Liabilities		819,535,771
Member's Equity		36,896,490
Total Liabilities and Member's Equity	$	856,432,261


See accompanying notes to this financial statement

2


MCAP LLC
Notes to the Statement of Financial Condition
December 31, 2025

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

MCAP LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a Delaware Limited Liability Company and is a wholly-owned subsidiary of MCAP Technologies LLC ("MTEC"). The Company specializes in electronic securities market making and the development of financial technology software utilized for electronic market making, securities execution platforms and customer trading activities. The Company clears all transactions through its clearing organizations ("Clearing Firms") on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents:

The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents. Included in Cash and Cash Equivalents are required minimum security deposits held at Clearing Firms. Such restricted deposit balances are $1,500,000.

Property, Equipment and Improvements:

Property, equipment and improvements are recorded at cost. Depreciation is provided on the straight-line method over three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. The Company recorded depreciation and amortization expense of $73,571 in 2025. Property, equipment and improvements at December 31, 2025 consist of the following:

Machinery and Equipment	$ 433,752
Furniture and Fixtures	273,154
Leasehold Improvements	180,243
Total Cost	887,149
Less: accumulated depreciation and amortization	(637,209)
Property, equipment and improvements, net	$ 249,940

Revenue Recognition:

The Company accounts for revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers.* ASC Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance

obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when it becomes receivable or the cash is received. There are no contract assets as of January 1, 2025 and December 31, 2025.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. There are no contract liabilities as of January 1, 2025 and December 31, 2025.

Principal Transactions on Securities Owned and Securities Sold Short
Proprietary trading securities transactions entered into on behalf of the Company are recorded on the trade date, as if they had settled, in conformity with ASC Topic 940.

Agency Commissions
Agency commissions on securities transactions are earned upon the completion of the related transaction, which is when the related performance obligation is satisfied.

Interest and Dividend Income
Interest income is comprised of fixed income coupon interest associated with long security positions, and interest income associated with Reverse Repos. Dividend income is associated with long equity positions. All interest and dividend income is recorded on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net, respective of each Clearing Firm, on the statement of financial condition. Securities are recorded at fair value in accordance with ASC Topic 820, *Fair Value Measurement.*

Platform Solutions and Other
Platform Solutions include fees earned from providing Execution Services for Other Broker Dealers. Fees are recognized when the services have been performed. The Company recorded $6,386,202 of such revenue in 2025. At January 1, 2025 and December 31, 2025 accounts receivable associated with Platform Solutions were $1,157,899 and $1,351,346, respectively.

Other income includes Rebates from Alternative Trading Systems ("ATS") associated with Quote Access Payments ("QAP"). The Company receives these rebates in those months in which it was a net Provider of liquidity to the system. These fees are recorded on a trade date basis in conformity with ASC Topic 940. The Company recorded $7,042 of such revenue in 2025.

At January 1, 2025 and December 31, 2025 accounts receivable associated with Rebates from Alternative Trading Systems were $0 and $0, respectively.

Disaggregation of Revenue

Disaggregation of revenue can be found on the statement of operations for the year ended December 31, 2025, by type of revenue stream.

Significant Judgements

Revenue from contracts with customers includes commission income and fees for execution services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Leases:

The Company accounts for operating leases in accordance with Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, *Leases* (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the statement of financial condition for all leases with terms longer than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement.

Income Taxes:

The Company is a single-member LLC, and thus, is treated as a disregarded entity for tax purposes. Its operations are taxed at the parent company level. The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes*. In that regard, the Company has evaluated its tax provisions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

Use of Estimates:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Fair Value Measurement:

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly

transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table sets forth by level, within the fair value hierarchy, the Company's securities owned and securities sold short, as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Assets at fair value				
Equity	$ 28,710,665	$ -	$ -	$ 28,710,665
Government and Agency	721,324,830	-	-	721,324,830
Mortgage-backed	-	47,819,700	-	47,819,700
Corporate	-	-	353,084	353,084
Certificates of Deposit	-	26,446,036	-	26,446,036
Total	$ 750,035,495	$ 74,265,736	$ 353,084	$ 824,654,315

	Level 1	Level 2	Level 3	Total
Liabilities at fair value				
Equity	$ 20,604,598	$ -	$ -	$ 20,604,598
Government and Agency	653,323,840	-	-	653,323,840
Mortgage-backed	-	42,377,015	-	42,377,015
Total	$ 673,928,438	$42,377,015	$ -	$ 716,305,453

There have been no material changes or movements in the levels during 2025.

Fair Value of Financial Instruments:
The financial instruments of the Company are reported in the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except long-term notes payable, and subordinated borrowings, if any.

Current Expected Credit Loss:

The Company records credit losses in accordance with ASC Topic 326, *Financial Instruments-Credit Losses* ("ASC 326"). ASC 326 applies to certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has analyzed their receivables and deposits to determine if there are any expected losses that the Company should forecast. The Company's conclusion that an allowance for credit losses was not required is based on the Company's expectation for the collectability of the receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company identified the following asset as impacted by the guidance:

Security Deposits - The Company has $1,500,000 clearing deposits in a segregated account at its Clearing Firms. Since the entire clearing deposit is expected to be received after the agreement is terminated, as per the clearing agreement, and the credit worthiness of the brokers, no allowance for credit losses was deemed necessary.

Accounts Receivable – At December 31, 2025, the Company had accounts receivable of $1,351,346 associated with its Platform Solutions business. Since the receivables are with large banking institutions, no allowance for credit losses was deemed necessary.

NOTE 4 – RECEIVABLE FROM CLEARING ORGANIZATION

The clearing and depository operations for counterparties' securities transactions are provided by two Clearing Firms pursuant to fully disclosed clearing agreements with BofA Securities Inc. ("BofA"), and Mirae Asset Securities (USA), Inc. ("Mirae").

The Company has agreed to indemnify its Clearing Firms for losses that the Clearing Firms may sustain from counterparty accounts introduced by the Company. At December 31, 2025, there were no losses sustained in these counterparty accounts. All activity is conducted on a DVP (Delivery vs. Payment) basis and, as such, no securities were owned by such counterparties at the Company's Clearing Firms.

Deposits at clearing organizations (included in Cash)	$	1,500,000
Due from Clearing Organization		66,571
Securities Sold Not Yet Settled, net		689,143
	$	2,255,714

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and a market maker, and accordingly, is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or the minimum dollar amount of net capital required as a market maker, as defined, whichever is greater. At December 31,

2025, the Company had net capital of $28,862,384 which was $27,862,384 in excess of its required net capital of $1,000,000 and an Aggregate Indebtedness to Net Capital ratio of 0.47 to 1.0.

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, proprietary and market-making positions and due from clearing organization. The Company at times has cash in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit ($250,000) and cash and investments in securities in excess of Securities Investor Protection Corporation ("SIPC") insurance limits. SIPC provides $500,000 of primary net equity protection, including $250,000 for claims for cash. The Company places its temporary cash investments with larger financial institutions. The Company at times has cash in various accounts in excess of the SIPC cash insurance limit. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows. At December 31, 2025, the Company had cash balances totaling $194,858 at JP Morgan Chase Bank which is under the Federally insured limit. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. Concentration of credit risk with respect to due from clearing organizations is limited due to the quality of the clearing organizations.

In the normal course of business, the Company enters into various securities trading transactions. The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying statement of financial condition. The Company is exposed to off-balance sheet risk of loss on unsettled transactions between the trade date and the settlement date in the event counterparties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counterparties with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

NOTE 7 - LEASES

The Company maintains offices located in New York, NY, Pleasantville, NY, and Orlando, FL. In July 2025 the Company took possession of its new NYC office at 100 Park Avenue. The month-to-month lease associated with its former NYC office terminated at that time. The Pleasantville lease terminated in December 2025. The Company entered into a new lease from January 2026 to December 2028. In accordance with ASC Topic 842, the Company has elected to use a discount rate representing the average rate of its margin loan rates among its clearing

firms, in the calculation of the present value of the remaining operating lease payments. The weighted average rate in effect for 2025 is 3.3%. The Company contracted for additional space in April 2021 for its Orlando office, which was effective January 1, 2022. The final maturity of the combined space will be September 30, 2032.

The future minimum rental payments on the contracted leases are as follows:
Years ending December 31,

2026	$	947,713
2027		959,986
2028		972,613
2029		941,372
2030		954,794
Thereafter		838,120
Total Undiscounted Lease payments		5,614,598
Less: Present Value discount		(464,794)
Total	$	5,149,804

Rent expense for the year ended December 31, 2025, was $842,997. This includes month-to-month rent expense of $125,708 associated with ICBC.

NOTE 8 – OPERATING REVENUE
Based on management's assessment of its business, a large and diverse group of counterparties and customers account for the majority of the Company's revenues in multiple product lines. These product lines include securities trading, market making, and execution services. The loss of, or a significant reduction in demand for, the Company's services from any one of these counterparties or customers would not have a material adverse effect on the Company.

NOTE 9 – EXEMPTION OF SEC RULE 15C3-3 RESERVE REQUIREMENT
The Company is exempt from the provisions of SEC Rule 15c3-3 under Section (k)(2)(ii), because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. In addition, the Company is also relying on SEC Footnote 74 regarding its Proprietary Trading, as well as referral of securities transactions to other broker dealers.

NOTE 10 – RELATED PARTY TRANSACTIONS
The Company from time to time grants forgivable loans to certain key employees. These loans have maturities of up to 5 years and are amortized monthly. At December 31, 2025, there were no outstanding loans.

In January 2021, the Company entered into a Master Services Agreement with affiliated company MTEC. MTEC became a subsidiary of MCAP Inc. on November 10, 2021 and provides essential technology services, IT support and application software services. Fees include platform access charges, application software services and transaction fees. The agreement has no fixed maturity, and can be terminated by either party, with notice. The Company recorded an expense of $7,898,268 in 2025 regarding such services, and on December 31, 2025, had net receivable balances of $284,453 from MTEC, $189,420 from MCAP Inc., and $10,000 from QwickRoute.

NOTE 11 – CLEARING FIRM MIGRATION
On November 9, 2023, the Company moved its U.S. Treasury securities Clearing activity from ICBC to Mirae Asset Securities (USA) Inc. The ICBC Clearing Agreement was subsequently terminated in February 2025.

NOTE 12 – 401K PLAN
The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum matching contribution is 100% of employee deferrals up to the first 3% of eligible compensation, and 50% of the next 2% of eligible compensation for the period. In 2025, the Company's matching contribution was $462,340. There was no balance outstanding as of December 31, 2025.

NOTE 13 – GUARANTEES
Guarantees
FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 effectively describes guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial

statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 14 – SEGMENT REPORTING
The Company follows ASC 280, *Segment Reporting* which requires companies to disclose segment information based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions and execution services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses the financial results of the Company to evaluate the business, and manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining proper capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies

NOTE 15 – SUBSEQUENT EVENTS
The Company has evaluated subsequent events through March 26, 2026, the date the financial statements were issued, and has determined that there have been no material subsequent events that occurred.